# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProQR Therapeutics N.V., CIK 0001612940
CUSIP: N71542109
Title of class of securities: Ordinary Shares, nominal value 0.04 EUR per share
Address of issuer's principal executive offices: ZERNIKEDREEF 9, LEIDEN, Netherlands (P7), 2333 CK
Date of event which requires filing of this statement: 06/26/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-269733
Filed by CIK 0000059478

## Reporting persons
- ELI LILLY & Co: type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); sole voting power 21,995,880; shared voting power 0; sole dispositive power 21,995,880; shared dispositive power 0; aggregate amount beneficially owned 21,995,880 (15.6% of the class)

## Item 1. Issuer
Name of issuer: ProQR Therapeutics N.V.
Address of issuer's principal executive offices: ZERNIKEDREEF 9, LEIDEN, NETHERLANDS, 2333 CK

## Item 2. Person Filing
Name of person filing: Eli Lilly and Company
Address of principal business office or, if none, residence:
Lilly Corporate Center
Indianapolis, Indiana 46285
Citizenship: Eli Lilly and Company is an Indiana corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 21,995,880
Percent of class: 15.6%
Sole power to vote or to direct the vote: 21,995,880
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 21,995,880
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ELI LILLY & Co: /s/ Christopher Anderson, Vice President - Leader of Corporate Securities and Assistant Corporate Secretary (07/24/2026)